SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

CareScience, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

141726 10 9

(CUSIP Number)

June 28, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141726 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Health Net, Inc. (f/k/a Foundation Health Systems, Inc.) 95-4288333

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,519,094

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,519,094

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,094

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 19.0%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer CareScience, Inc.
	(b)	Address of Issuer's Principal Executive Offices 3600 Market Street, 7th Floor, Philadelphia, PA 19104

Item 2.
	(a)	Name of Person Filing Health Net, Inc. (f/k/a Foundation Health Systems, Inc.)
	(b)	Address of Principal Business Office or, if none, Residence 21650 Oxnard Street, Woodland Hills, California 91367
	(c)	Citizenship Health Net, Inc. is incorporated under the laws of the State of Delaware.
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 141726 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,519,094 shares
	(b)	Percent of class: 19.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 2,519,094.
		(ii)	Shared power to vote or to direct the vote 0:
		(iii)	Sole power to dispose or to direct the disposition of 2,519,094.
		(iv)	Shared power to dispose or to direct the disposition of 0.

On June 28, 2000, the date on which the Common Stock, no par value, of CareScience, Inc. (the "Common Stock"), was registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, Foundation Health Systems, Inc. beneficially owned 2,652,004 shares of the Common Stock reflecting conversion of 934,000 shares of Series D Preferred Stock and 1,658,004 shares of Series E Preferred Stock as of the closing date of CareScience, Inc.'s initial public offering.  Health Net, Inc. (f/k/a Foundation Health Systems, Inc.) sold 132,910 of those shares of  Common Stock on August 15, 2003.  Immediately following such sale and as of the date hereof, Health Net, Inc. beneficially owned 2,519,094 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2003
Date

HEALTH NET, INC.
By: /s/ B. Curtis Westen
Signature

B. Curtis Westen/Senior Vice President,
General Counsel and Secretary
Name/Title